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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 9)*

                                 (RULE 13D-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13D-1(B), (C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)



                        Allou Health & Beauty Care, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   019782 10 1
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019782 10 1                  13G                     Page 2 of 4 Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Victor Jacobs
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 975,350  (representing 4,309,350 votes)
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    0
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  975,350
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           975,350
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.9% (representing 36.5% of voting power)

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 019782 10 1                  13G                     Page 3 of 4 Pages

--------------------------------------------------------------------------------

         Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.


ITEM 4. OWNERSHIP.  As of December 31, 2001:

          (a)  Amount beneficially owned: 975,350 shares.

               (i) Includes the following shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), held by Mr.
          Jacobs: 10,100 shares of Class A Common Stock and 131,750 shares Class A Common Stock issuable upon the exercise of stock options that are exerciseable within 60 days of the date hereof.

               (ii) Includes the following shares of Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), held by Mr.
          Jacobs: 587,500 shares of Class B Common Stock held by Mr. Jacobs and 246,000 shares of Class B Common Stock issuable upon the exercise of stock options that are exerciseable within 60 days of the date hereof.

                    Each share of Class B Common Stock has five votes per share; each share of Class A Common Stock has one vote per share.

          (b)  Percent of Class: 13.9% (representing 36.5% of voting power)

          (c)  Number of shares as to which such person has:

              (i)   sole  power  to  vote  or  to  direct   the  vote:  975,300
                    (representing 4,309,350 votes)

              (ii)  shared power to vote or to direct the vote: 0

              (iii) sole  power to  dispose  or to direct  the  disposition  of:
                    975,350

              (iv)  shared power to dispose or to direct the disposition of: 0

CUSIP No. 019782 10 1                  13G                     Page 4 of 4 Pages

--------------------------------------------------------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 14, 2002
                                        ----------------------------------
                                                      Date

                                                /s/ Victor Jacobs
                                        ----------------------------------
                                                    Signature


                                                   Victor Jacobs
                                        ----------------------------------
                                                    Name/Title